UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 18, 2009
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicateby check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant on, and dated, February 18, 2009 and entitled “Nova Announces 2008 Full Year and Fourth Quarter Results”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the “Registrant”) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: February 18, 2009

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 2008 FULL YEAR
AND FOURTH QUARTER RESULTS

Rehovot, Israel – February 18, 2009 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2008 full year and fourth quarter financial results.

Highlights for year 2008 results
—	Total revenues of $39 million
—	GAAP net loss of $5.4 million, or $0.28 per share; Non-GAAP net loss of $4.2 million, or $0.22 per share
—	Increased Stand Alone penetration; Customers presence doubled during 2008
—	Results include negative currency impact of $3 million versus 2007
—	Reduced operating expenses run rate by 17% versus 2007
—	Focus on cost control and cash conservation - $20 million cash reserves at year end

Highlights for the fourth quarter of 2008
—	Total revenues of $6.2 million
—	GAAP net loss of $1.6 million, or $0.08 per share; Non-GAAP net loss of $2.3 million, or $0.12 per share
—	Continued cost control and cash conservation measures limited cash flow used for operating activities to only $0.7 million in the fourth quarter

2008 Full Year Results

Total revenues for 2008 were $39.0 million, a 33% decrease over total revenues of $58.1 million reported for 2007.

Gross margin in 2008 was 33%, as compared to 43% in 2007. Excluding inventory write off and inventory purchase commitments losses of $1.4 million in 2008, related to anticipated lower demand for older generation products, gross margin was 37% in 2008.

Operating expenses in 2008 were $20 million, compared with $28 million in 2007. Operating expenses in 2008 and 2007 included non-cash impairment charges related to the Hypernex acquisition, of $0.6 million and $3.8 million, respectively.

On a GAAP basis, the company reported a $5.4 million net loss in 2008, or $0.28 per share, as compared to a net loss of $3.9 million, or $0.21 per share, in 2007.

On a non-GAAP basis, which excludes stock-based compensation, amortization of intangibles, impairment charges, investment gains, inventory write-off and inventory purchase commitments losses, the company reported net loss of $4.2 million, or $0.22 per share, for 2008. This compares with a non-GAAP net income of $3.0 million, or $0.16 per diluted share, in 2007.

During 2008, the company used $3.3 million in cash flow for operating activities, as compared to $4.6 million cash flow generated from operating activities in 2007.

Cash reserves at the end of 2008 were $20.0 million, a decrease of $2.9 million compared to the end of 2007.

2008 Fourth Quarter Results

Total revenues for the fourth quarter of 2008 were $6.2 million, a decrease of 61% relative to the fourth quarter of 2007, and a decrease of 30% relative to the third quarter of 2008.

Gross margin for the fourth quarter of 2008 was 21%, compared with 43% in the fourth quarter of 2007, and compared with 24% in the third quarter of 2008. Excluding inventory write off and inventory purchase commitments losses, gross margins in the fourth quarter of 2008 were 30%, compared with 34% in the third quarter of 2008, reflecting a reduction in product revenues. Within the services portion of the business, gross margin continued to improve in the fourth quarter of 2008.

Operating expenses in the fourth quarter of 2008 were $4.4 million, compared with $6.3 million in the fourth quarter of 2007, and $4.7 million in the third quarter of 2008, reflecting the company’s ongoing cost control measures.

On a GAAP basis, the company reported $1.6 million net loss in the fourth quarter of 2008, or $0.08 per share, as compared to a net loss of $0.7 million, or $0.04 per share, for the fourth quarter of 2007, and net loss of $2.6 million, or $0.14 per share, for the third quarter of 2008.

On a non-GAAP basis, which excludes stock-based compensation, impairment charges, investment gains, inventory write-off and inventory purchase commitments losses, the company reported net loss of $2.3 million, or $0.12 per share, for the fourth quarter of 2008. This compares with a non-GAAP net income of $1.0 million, or $0.05 per diluted share, in the fourth quarter of 2007, and a non-GAAP net loss of $1.7 million, or $0.09 per share, for the third quarter of 2008.

During the quarter, the company used $0.7 million in cash flow for operating activities.

Total cash reserves at the end of the fourth quarter of 2008 were $20.0 million.

Management Comments

“2008, though difficult, was a year of important accomplishments and positioning for the future,” said Gabi Seligsohn, President and CEO of Nova. “In addition to weak industry conditions and the influence of the global economic crisis, our results reflect the impact of negative foreign currency trends. During the year, we addressed these challenges by taking decisive actions to reduce operating expenses and conserve cash. Some of the important accomplishments not reflected in our financial results include excellent success in penetrating the Stand Alone Optical CD market while doubling our customer presence during the year, as well as continued R&D focus leading to introduction of new solutions such as the Nova T500, which delivers record breaking throughput and leading edge accuracy. Despite the challenging environment, we maintained the pace of our product development program and look forward to introducing additional new products during 2009. While near term visibility remains low, our position within the industry has improved and we will continue to take necessary steps to ensure we have adequate financial flexibility to support our operations”.

The Company will host a conference call today, February 18, 2009, at 9:00am ET. To participate, please dial in the US: 1 866 345 5855; or internationally: +972 3 918 0650. A recording of the call will be available on Nova's website, within 24 hours following the end of the call.

In addition, the conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for inventory write-off, stock-based compensation, impairment charges and amortization of intangible assets and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova’s performance because they reflect our operational results and enhances management’s and investors’ ability to evaluate Nova’s performance before charges considered by management to be outside Nova’s ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; anticipated consequences of the global economic crisis and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 28, 2008, as amended.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31,
	2008	2007

CURRENT ASSETS
Cash and cash equivalents	19,325	15,324
Short-term interest-bearing bank deposits	97	-
Held to maturity securities	-	2,251
Trade accounts receivable	2,783	9,146
Inventories	6,862	8,524
Other current assets	1,086	1,703

	30,153	36,948

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	544	2,245
Long-term investments	-	1,562
Held to maturity securities	-	1,489
Other Long-term assets	157	169
Severance pay funds	2,141	2,488

	2,842	7,953

FIXED ASSETS, NET	2,796	3,484

Total assets	35,791	48,385

CURRENT LIABILITIES
Trade accounts payable	3,480	7,482
Deferred income	2,385	1,496
Other current liabilities	4,042	7,310

	9,907	16,288

LONG-TERM LIABILITIES
Liability for employee severance pay	3,152	3,561
Deferred income	351	901
Other long-term liability	40	51

	3,543	4,513

SHAREHOLDERS' EQUITY	22,341	27,584

Total liabilities and shareholders' equity	35,791	48,385

NOVA MEASURING INSTRUMENTS LTD.
YEARLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2008	2007	2006

REVENUES
Product sales	25,673	45,604	38,258
Services	13,296	11,707	10,034
IP Licensing	-	766	-

	38,969	58,077	48,292

COST OF REVENUES
Products	12,527	22,251	18,728
Inventory write-off and inventory purchase
commitments losses	1,400	303	-
Services	12,059	10,697	9,015

	25,986	33,251	27,743

GROSS PROFIT	12,983	24,826	20,549

OPERATING EXPENSES
Research & Development expenses, net	8,606	9,143	9,166
Sales & Marketing expenses	7,503	10,175	8,754
General & Administration expenses	3,199	4,830	5,136
Impairment loss on intangibles and equipment related to
Hypernex assets and liabilities acquisition	633	3,831	-

	19,941	27,979	23,056

OPERATING LOSS	(6,958)	(3,153)	(2,507)

Interest income, net	171	602	573
Gain (impairment) on short-term investments	1,366	(1,366)	-

NET LOSS FOR THE YEAR	(5,421)	(3,917)	(1,934)

Basic and diluted loss per share	(0.28)	(0.21)	(0.12)

Shares used for calculation of loss per share	19,369	18,606	15,976

NOVA MEASURING INSTRUMENTS LTD.
YEARLY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2008	2007	2006

CASH FLOW - OPERATING ACTIVITIES

Net loss for the year	(5,421)	(3,917)	(1,934)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	1,320	1,743	1,413
Impairment of intangibles and fixed assets	643	3,918	-
Amortization of deferred stock-based compensation	556	1,052	662
Increase in liability for employee termination
benefits, net	33	219	254
Impairment (gain) on short-term investments	(1,366)	1,366	-

Net recognized losses (gains) on investments	66	6	(226)
Decrease (increase) in trade accounts receivables	6,363	1,106	(3,411)
Decrease (Increase) in inventories	1,330	(1,890)	(786)
Decrease (increase) in other short and long term
assets	247	529	(736)
Increase (decrease) in trade accounts payables and other
long term liabilities	(4,013)	1,058	137
Increase (decrease) in other current liabilities	(3,371)	1,014	(1,089)
Increase (decrease) in short and long term deferred income	339	(1,630)	604

Net cash from (used in) operating activities	(3,274)	4,574	(5,112)

CASH FLOW - INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(97)	466	567
Decrease (increase) in short-term investments	32	(528)	1,100
Proceeds from held to maturity securities	3,701	3,205	5,261
Proceeds from long term investments	2,928	-	-
Investment in short term held to maturity securities	-	(491)	(664)
Investment in long term held to maturity securities	-	(1,491)	-
Proceeds from long-term interest-bearing bank deposits	1,643	2,000	-
Investment in long-term interest-bearing bank deposits	-	(1,073)	(25)
Acquisition of Assets and liabilities	-	-	(1,577)
Additions to fixed assets	(944)	(1,183)	(1,233)

Net cash from investment activities	7,263	905	3,429

CASH FLOW - FINANCING ACTIVITIES

Shares issued in private placement	-	4,982	-
Shares issued under employee share-based plans	12	687	83

Net cash from financing activities	12	5,669	83

Increase (decrease) in cash and cash equivalents	4,001	11,148	(1,600)
Cash and cash equivalents - beginning of year	15,324	4,176	5,776

Cash and cash equivalents - end of year	19,325	15,324	4,176

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2008	2008	2007

REVENUES
Product sales	3,028	5,535	12,831
Services	3,200	3,305	3,177

	6,228	8,840	16,008

COST OF REVENUES
Products	1,643	2,872	6,341
Inventory write-off and inventory purchase commitments losses	550	850	-
Services	2,696	2,956	2,751

	4,889	6,678	9,092

GROSS PROFIT	1,339	2,162	6,916

OPERATING EXPENSES
Research & Development expenses, net	2,223	2,301	2,410
Sales & Marketing expenses	1,390	1,631	2,896
General & Administration expenses	738	760	944

	4,351	4,692	6,250

OPERATING INCOME (LOSS)	(3,012)	(2,530)	666

Interest income (expenses), net	75	(94)	23
Gain (impairment) on short-term investments	1,366	-	(1,366)

NET LOSS FOR THE PERIOD	(1,571)	(2,624)	(677)

Basic and diluted net loss per share	(0.08)	(0.14)	(0.04)

Shares used for calculation of loss per share	19,378	19,378	19,256

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	December 31,	September 30,	December 31,
	2008	2008	2007

CASH FLOW - OPERATING ACTIVITIES

Net loss for the period	(1,571)	(2,624)	(677)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	314	323	367
Impairment if intangibles and fixed assets	10	-	-
Amortization of deferred stock-based compensation	114	123	283
Increase in liability for employee termination
benefits, net	(61)	(33)	116
Impairment (gain) on short-term investments	(1,366)	-	1,366

Net recognized losses (gains) on investments	49	4	10
Decrease (increase) in trade accounts receivables	2,465	(208)	1,109
Decrease (increase) in inventories	759	1,703	(1,947)
Decrease (increase) in other short and long term assets	40	314	80
Decrease (increase) in trade accounts payables and
other long term liabilities	(452)	(494)	2,165
Increase (decrease) in current liabilities	(253)	(1,918)	1,099
Increase (decrease) in short and long term deferred
income	(740)	526	46

Net cash from (used in) operating activities	(692)	(2,284)	4,017

CASH FLOW - INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	21	(46)	-
Decrease (increase) in short-term investments	8,586	(4,243)	-
Proceeds from held to maturity securities	-	1,506	900
Proceeds (investment) in long-term interest-bearing bank deposits	-	9	(44)
Proceeds from long-term investments	2,928	-	-
Additions to fixed assets	(40)	(165)	(364)

Net cash from (used in) investment activities	11,495	(2,939)	492

CASH FLOW - FINANCING ACTIVITIES

Shares issued under employee share-based plans	-	-	111

Net cash from financing activities	-	-	111

Increase (decrease) in cash and cash equivalents	10,803	(5,223)	4,620
Cash and cash equivalents - beginning of period	8,521	13,744	10,704

Cash and cash equivalents - end of period	19,325	8,521	15,324

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2008	2007	2006

GAAP Net loss for the year	(5,421)	(3,917)	(1,934)

Non-GAAP Adjustments:
Stock based compensation expenses	554	1,052	662
Amortization of intangible assets	-	326	173
Inventory write-off and inventory purchase commitments
losses	1,400	303	-
Impairment loss on equipment and intangibles related to
Hypernex assets and liabilities acquisition	633	3,831	-
Impairment (gain) on short term investments	(1,366)	1,366	-

Non-GAAP Net income (loss) for the year	(4,200)	2,961	(1,099)

Non-GAAP net income (loss) per share:
Basic	(0.22)	0.16	(0.07)

Diluted	(0.22)	0.16	(0.07)

Shares used for calculation of non-GAAP net income (loss) per share:
Basic	19,369	18,606	15,976

Diluted	19,369	18,966	15,976

	Three months ended
	December 31,	September 30,	December 31,
	2008	2008	2007

GAAP Net loss for the quarter	(1,571)	(2,624)	(677)

Non-GAAP Adjustments:
Stock based compensation expenses	112	123	283
Inventory write-off and inventory purchase commitments losses	550	850	-
Impairment (gain) on short term investments	(1,366)	-	1,366

Non-GAAP Net income (loss) for the quarter	(2,275)	(1,651)	972

Non-GAAP net income (loss) per share:
Basic	(0.12)	(0.09)	0.05

Diluted	(0.12)	(0.09)	0.05

Shares used for calculation of non-GAAP net income (loss) per share:
Basic	19,378	19,378	19,256

Diluted	19,378	19,378	19,572